Exhibit 99.3

Industry Guide 3 - Return on Equity and Assets Ratios

	Q3 2021	Q2 2021	Q1 2021	Nine months ended July 31, 2021	For the year ended October 31, 2020
Return on Assets	1.03%	0.99%	0.90%	0.98%	0.70%
Return on Equity	19.6%	19.4%	18.6%	19.2%	14.2%
Dividend Payout Ratio	36%	39%	41%	39%	55%
Equity to Asset Ratio	5.65%	5.47%	5.19%	5.43%	5.19%